

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUL 0 1 2002
154
WASH, D.C.
SECTION
PROCESSING

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSACTION REPORT PURSUANT TO SECTIONS 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to __________.

Commission file number: 1-14154

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Great American Federal Savings and Loan Association 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

GA Financial, Inc.
4750 Clairton Boulevard
Pittsburgh, PA 15236

REQUIRED INFORMATION

Item 1-3. The Great American Federal Savings and Loan Association 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

Independent Auditors Consent to be filed by amendment

Plan Financial Statements to be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Great American Federal Savings and Loan Association 401(k) Plan

Date: 6/28/02

By: Michael G. Semego

Michael Semego
Assistant Vice President,
Human Resources
Great American Federal
(Plan Sponsor)



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Consent

GA Financial Inc.

The Plan Administrator of the Great American Federal
Savings and Loan Association 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-66107) on Form S-8 of GA Financial Inc. of our report dated June 25, 2002, that is included in the December 31, 2001, Annual Report on Form 11-K of the Great American Federal Savings and Loan Association 401(k) Plan.

KPMG LLP

Pittsburgh, Pennsylvania
June 28, 2002





One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Consent

GA Financial Inc.

The Plan Administrator of the Great American Federal
Savings and Loan Association 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-66107) on Form S-8 of GA Financial Inc. of our report dated June 25, 2002, that is included in the December 31, 2001, Annual Report on Form 11-K of the Great American Federal Savings and Loan Association 401(k) Plan.

KPMG LLP

Pittsburgh, Pennsylvania
June 28, 2002





One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Consent

GA Financial Inc.

The Plan Administrator of the Great American Federal
Savings and Loan Association 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-66107) on Form S-8 of GA Financial Inc. of our report dated June 25, 2002, that is included in the December 31, 2001, Annual Report on Form 11-K of the Great American Federal Savings and Loan Association 401(k) Plan.

KPMG LLP

Pittsburgh, Pennsylvania
June 28, 2002





GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

GREAT AMERICAN FEDERAL
SAVINGS AND LOAN ASSOCIATION
401(k) PLAN

Table of Contents

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

The Plan Administrator of the Great American Federal
Savings and Loan Association 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Great American Federal Savings and Loan Association 401(k) Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Pittsburgh, Pennsylvania
June 25, 2002



GREAT AMERICAN FEDERAL
SAVINGS AND LOAN ASSOCIATION
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents	$	41,126	279,734
Investments		2,132,418	1,682,556
Total investments (note 3)		2,173,544	1,962,290
Receivables:			
Interest/dividends receivable		—	1,397
Total receivables		—	1,397
Net assets available for benefits	$	2,173,544	1,963,687

See accompanying notes to financial statements.

GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions:			
Additions to net assets attributed to:			
Investment income:			
Net depreciation in fair value of investments (note 3)	$	(254,565)	(231,285)
Dividends		88,820	101,563
Interest		3,779	7,477
Total investment loss		(161,966)	(122,245)
Contributions:			
Employer		139,131	124,852
Participant		364,704	313,116
Rollovers – participants		177,673	218,368
Total contributions		681,508	656,336
Total additions		519,542	534,091
Deductions:			
Deductions from net assets attributed to:			
Distributions to participants		309,685	175,755
Total deductions		309,685	175,755
Net increase		209,857	358,336
Net assets available for benefits:			
Beginning of year		1,963,687	1,605,351
End of year	$	2,173,544	1,963,687

See accompanying notes to financial statements.

GREAT AMERICAN FEDERAL
SAVINGS AND LOAN ASSOCIATION
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

The following description of the Great American Federal Savings and Loan Association (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time employees of the Company who have three months of continuous service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participant contributions are subject to certain annual limitations established by the Internal Revenue Service ($10,500 limit in 2001 and 2000). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Employer matching contributions are allocated in proportion to the employee's current contribution allocation.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. A participant vests at 20% per year until fully vested after five years of continuous service.

(e) Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in increments of 1% among any of the following ten investment options: Scudder International Fund, AIM Constellation Fund, Vanguard Index S&P 500 Fund, Vanguard US Growth Portfolio, Dodge & Cox Income Fund, Federated Government Obligation Fund, Exeter FD Maximum Horizon Fund, Exeter Long Term Growth Fund, Exeter Reduced Volatility Fund, and Exeter Defensive Growth Fund. Participants are permitted to change investment elections on a daily basis.

(Continued)

(f) ***Benefit Payments***

Upon termination of service or attainment of age 59-1/2; a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

(g) ***Loans to Participants***

Loans to participants are not permitted by the Plan document.

(h) ***Forfeitures***

Forfeited nonvested accounts are used to reduce future employer contributions. Forfeitures amounted to $6,030 and $4,029 for the years ended December 31, 2001 and 2000, respectively. The Plan used $3,933 of forfeitures to offset employer contributions in 2001, and the remaining forfeitures of $2,097 will be used to offset future employer contributions.

(i) ***Plan Amendments***

On July 1, 2000, the Plan was amended to revise the eligibility requirements for the years of continuous service from 1,000 hours to three months of continuous service. In addition, the Plan allowed for a one-time open enrollment to all full-time individuals regardless of age or time of service in July 2000.

(2) Summary of Significant Accounting Policies

(a) ***General***

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consist of the realized gains or losses and the unrealized depreciation on those investments.

(d) ***Contributions***

Participant contributions are recorded in the month in which they are withheld from the participant's wages. Company contributions are recorded in the same month.

(e) ***Distributions to Participants***

Distributions to participants are recorded when paid by the trustee.

(f) ***Plan Termination***

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(g) ***Administrative Expenses***

Certain administrative expenses of the Plan, including legal, audit, and insurance fees, are paid by the Company and, as such, are not reflected as expenses of the Plan.

(3) Investments

As part of the change in recordkeeper and trustee during 2001, the Plan changed the investment options available to participants as follows:

At December 31, 2001 and 2000, the following investments were held by the Plan:

	2001		
	Shares	**Fair value**	
Scudder International Fund	1,612	$ 59,094	
AIM Constellation Fund	7,250	160,224	*
Vanguard Index S&P 500 Fund	3,811	403,558	*
Vanguard US Growth Portfolio	11,591	218,485	*
Dodge & Cox Income Fund	6,595	80,464	
Federated Government Obligation Fund	41,126	41,126	
Exeter FD Maximum Horizon Fund	38,129	514,741	*
Exeter Long Term Growth Fund	23,385	305,877	*
Exeter Reduced Volatility Fund	27,234	297,668	*
Exeter Defensive Growth Fund	8,643	92,307	
		$ 2,173,544	

(Continued)

	2000			
	Shares		Fair value	
Federated Automated Cash Management Trust	271,294	$	271,294	
Federated Managed Income Fund	1,000		10,357	
Federated Managed Growth and Income Fund	14,865		160,099	*
Federated Managed Growth Fund	9,240		110,515	*
Federated Managed Aggressive Growth Fund	16,309		211,853	*
Federated GNMA Trust	903		10,090	
Federated Max-Cap Fund	21,313		570,334	*
Chase Vista Capital Growth Fund	3,964		166,487	*
Janus Worldwide Fund	6,872		390,737	*
GA Financial, Inc. common stock	3,876		52,084	
Federated Automated Government Money Trust Fund	8,440		8,440	
		$	1,962,290	

* Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

The Plan's investments (including gains and losses on investments bought and sold) (depreciated) appreciated in value as follows:

		2001	2000
Mutual funds (includes realized (losses) gains of $(184,429) and $5,536 in 2001 and 2000, respectively)	$	(259,140)	(224,864)
Common stock (includes realized gains of $4,575 and $607 in 2001 and 2000, respectively)		4,575	(6,421)
	$	(254,565)	(231,285)

(Continued)

(4) Tax Status

A favorable determination letter was received from the Internal Revenue Service on November 13, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5) Subsequent Event Disclosures

Effective March 1, 2002, the Plan Sponsor changed trustees for the Plan from Exeter Trust Company to First Trust Corporation of Denver (Trustlynx).

Schedule 1

GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) PLAN

EIN:25-0555942

Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of issue, borrower, lessor, or similar party	Description of assets		Current value
		Registered investment companies:		
	Scudder International, Inc.	Scudder International Fund	$	59,094
	Aim, Inc.	AIM Constellation Fund		160,224
	Vanguard Inc.	Vanguard Index S&P 500 Fund		403,558
	Vanguard Inc.	Vanguard US Growth Portfolio		218,485
	Dodge & Cox Inc.	Dodge & Cox Income Fund		80,464
	Federated Investors, Inc.	Federated Government Obligation Fund		41,126
*	Exeter, Inc.	Exeter FD Maximum Horizon Fund		514,741
*	Exeter, Inc.	Exeter Long Term Growth Fund		305,877
*	Exeter, Inc.	Exeter Reduced Volatility Fund		297,668
*	Exeter, Inc.	Exeter Defensive Growth Fund		92,307
		Total registered investment companies	$	2,173,544

* Represents a party-in-interest to the Plan.

See accompanying independent auditors' report.